[Jones Day Letterhead]

February 27, 2017

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Modern Media Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted January 20, 2017

CIK No. 0001695098

Dear Mr. Schwall:

On behalf of our client, Modern Media Acquisition Corp. (the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 16, 2017 (the “Comment Letter”) in regard to the above-referenced draft registration statement on Form S-1. In conjunction with this letter, the Company is confidentially filing via EDGAR Amendment No. 1 to the registration statement on Form S-1 filed on January 20, 2017 (the “Registration Statement”). The changes reflected in the Registration Statement include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. All defined terms in this letter have the same meaning as in the Registration Statement, unless otherwise indicated.

The Company’s responses to the comments presented in the Comment Letter are set forth below. The text of the applicable comment precedes each of the Company’s responses.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 27, 2017

Response: We have not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and we have not authorized anyone to do so on our behalf. We represent to the extent that there are any such written communications that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide them to the Staff.

Summary, page 2

2.	Given the affiliation between you, MIHI, Macquarie and Macquarie Capital, provide a post-offering chart which shows the affiliation and ownership between them.

Response: We have revised the disclosure to include a post-offering chart showing the affiliation and ownership between the Company, MIHI, Macquarie and Macquarie Capital, among other entities. Please see page 10.

General, page 3

3.	You make several references to “the new modern media ecosystem.” Please enhance your disclosure to clarify the meaning of this reference.

Response: We have enhanced our disclosure to clarify the meaning of “the new modern media ecosystem.” Please see pages 3 and 77.

4.	Please provide us with supplemental support for any factual assertions in your prospectus. By way of example only, we refer you to the following statements:

•	“In 2000, the Dickey family sold one of the two stations to Cox Communications for $288 million – which remains one of the highest prices ever paid for a single radio station.”

•	“The family still owns and operates the remaining station under the brand name 680 The Fan, which has become one of the country’s most successful sports radio stations.”

•	“The book [The New Modern Media] is one of the industry’s leading texts on competition and strategy.”

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 27, 2017

Response: We are supplementally providing, via overnight delivery, support for factual assertions contained in the Registration Statement, and have revised or removed certain disclosures in connection therewith. We note for the Staff that the reference to the book being “one of the industry’s leading texts on competition and strategy” was a reference to Mr. Dickey’s prior book “The Franchise: Building Radio Brands,” published in 1994, and we have revised the disclosure to clarify this statement.

Our Business Combination Evaluation Process, page 7

5.	Rather than explain how you will select a combination candidate, this section appears to address various possible conflicts that exist due to your affiliation with MIHI, Macquarie and its affiliates. Revise the heading of this section to more accurately reflect its content.

Response: We have revised the subheadings and disclosure in the “Summary” and “Proposed Business” sections of the prospectus to more accurately reflect their content. Please see pages 6, 7, 80, and 81.

Management, page 108

6.	Please update your disclosure here to identify your independent directors. Refer to Item 407(a) of Regulation S-K.

Response: We have revised the disclosure as requested. Please see page 110.

Principal Stockholders, page 117

7.	Please disclose the natural person or persons who have ultimate voting or investment control over the shares held by Modern Media Sponsor, LLC and MIHI LLC. Refer to Instruction 2 to Item 403 of Regulation S-K.

Response: We have revised the disclosure as requested. Please see page 118.

Financial Statements, page F-1

Note 1 – Description of Organization and Business Operations, page F-7

8.	We note you converted from a limited liability company to a Delaware C corporation on January 3, 2017. Please include pro forma tax and earnings per share data on the face of the historical financial statements to reflect the change in your tax status.

U.S. Securities and Exchange Commission

Division of Corporation Finance

February 27, 2017

Response: We have revised the financial statements to include disclosure reflecting the change in the Company’s tax status as requested. Please see pages F-4, F-5, F-11, F-12.

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If you have any questions regarding the foregoing, please do not hesitate to contact me at 404.581.8573, mlhanson@jonesday.com, or by facsimile at 404.581.8330.

Very truly yours,

/s/ Mark L. Hanson

cc:	Lewis W. Dickey, Jr.

Neil Simon